UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

VIVO CAPITAL SURPLUS FUND VIII, L.P., *Plaintiff,* v. 1GLOBE CAPITAL LLC and JIAQIANG "CHIANG" LI, *Defendants*.	Civil Action No.: 25-10914 **AMENDED COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS**

AMENDED COMPLAINT

1.   Pursuant to Rule 15(a)(1)(B) of the Federal Rules of Civil Procedure, Plaintiff Vivo Capital Surplus Fund VIII, L.P. ("Vivo" or "Plaintiff"), by and through its undersigned counsel, hereby files this amended complaint ("Complaint") against Defendants 1Globe Capital LLC ("1Globe") and Jiaqiang "Chiang" Li ("Li"; together with 1Globe, "Defendants"). As described herein, Defendants have and are continuing to violate Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") based on the following allegations:

NATURE OF THE ACTION

2.   This action arises from Defendants' blatant and continuing violation of federal securities law reporting requirements relating to Sinovac Biotech Ltd. ("Sinovac" or the "Company"), a China-based biopharmaceutical company whose common stock is listed on the Nasdaq Stock Market.

3.   Section 13(d) of the Exchange Act requires any person, including a group, acquiring beneficial ownership of more than 5 percent of a corporation's common stock to disclose information relating to such ownership. Defendants are subject to Section 13(d) because

they beneficially own approximately 25.8% of the outstanding common stock of Sinovac.

4.   Defendants were previously found by the Securities and Exchange Commission (the "SEC") to have violated Section 13(d) by "fail[ing] to disclose their full beneficial ownership of Sinovac stock, inclusive of substantial shares held by related parties, and their participation in [an activist plan to replace incumbent directors] . . . thereby depriving existing and potential shareholders of information necessary to make fully informed investment decisions."

5.   Vivo filed this lawsuit on April 14, 2025, after Defendants violated Section 13(d) again by failing to update their disclosure documents as required by Section 13(d) and Rules 13d–1 and 13d–2 promulgated thereunder, and to disclose the facts that they had formed a group with certain other shareholders, taken control of Sinovac's Board of Directors, and carried out plans and proposals to effect changes to the governance and business of the Company, including to illegally disenfranchise minority shareholders including Vivo, all the while keeping shareholders and the investing public in the dark.

6.   Defendants' violations came at a critical junction for Sinovac. Sinovac's Board at that time (the "1Globe Board"), led by Defendants and their allies and acting in self-interest, was engaged in a scheme to loot the Company's assets to the detriment of its mission and long-term shareholder value. It was also threatening to rescind over a billion dollars' worth of shares held by Vivo and other long-term shareholders. Furthermore, the 1Globe Board took actions to entrench itself, resisting calls from concerned shareholders for new director elections.

7.   On June 30, 2025, the Court issued a preliminary injunction (the "Injunction"), ordering Defendants to "file an amended and accurate Schedule 13D with the SEC disclosing

their beneficial ownership interests, control relationships, group affiliations, and plans/proposals

relating to Sinovac as required under 17 C.F.R. §§ 240.13d-101 and 240.13d-3."

8.   Defendants failed to comply with the Injunction. Defendant Li did not file a

Schedule 13D following the issuance of the Injunction. Although Defendant 1Globe amended its

Schedule 13D, the amended disclosure still fails to disclose, among other things, the group

formation among Defendants and OrbiMed, any plans or proposals developed jointly with

OrbiMed, and any arrangements, understandings, or relationships among Defendants and

OrbiMed with respect to Sinovac shares.

9.   Sinovac shareholders are fed up with Defendants' unscrupulous misconduct. On

July 8, 2025, they voted to remove the 1Globe Board and elected a new slate of directors (the

"New Board"). Despite the shareholders' clear repudiation, Defendants have neither given up on

their plans and proposals to seize control of Sinovac nor taken any steps to cure their violation of

Section 13(d) and the Court's Injunction.

10.   As such, Defendants continue to deprive Sinovac shareholders of information to

which they are entitled under the federal securities laws. The relief sought by Vivo is necessary

to remedy Defendants' ongoing violations.

PARTIES

11.   Plaintiff Vivo Capital Surplus Fund VIII, L.P. is a limited partnership organized

under the laws of Delaware and an investment fund that focuses on the global healthcare space.

Vivo is the record holder of 165,079 shares of Sinovac's common stock, which were originally

issued in connection with a private investment in public equity transaction in July 2018 (the

"PIPE Investment"). A copy of Plaintiff's share certificate, with the certificate number redacted,

is attached as Exhibit 1 to this Complaint. In addition, Plaintiff separately acquired and

beneficially owns 84 shares of Sinovac's common stock that were not issued in connection with the PIPE Investment. A copy of Plaintiff's holding report provided by its broker Pershing, with

non-Sinovac holdings redacted, is attached as Exhibit 2 to this Complaint.

12.   Upon information and belief, Defendant 1Globe Capital LLC ("1Globe") is a

Delaware corporation with its principal place of business at One International Place, 44th Floor,

Boston, MA 02110. According to its most recent public disclosures, 1Globe beneficially owns

6,812,855 shares of Sinovac's common stock with sole voting power and an aggregate amount of

18,515,315 shares of Sinovac's common stock, which represent approximately 9.5% and 25.8%

of the outstanding common stock of Sinovac, respectively.[1]

13.   Upon information and belief, Defendant Jiaqiang "Chiang" Li is a citizen of the

People's Republic of China ("PRC") who resides at 8 Museum Way, #1606, Cambridge, MA

02141-1889. Upon information and belief, Li is the sole owner of 1Globe and has additionally

acquired and/or held Sinovac shares under his real name and/or an assumed name, "Chiang Li

Family." According to its most recent public disclosures, "Chiang Li Family" beneficially owns

3,459,763 shares of Sinovac's common stock, which represents approximately 4.8% of the

outstanding common stock of Sinovac.[2]

JURISDICTION AND VENUE

14.   The claims asserted herein arise under and pursuant to Sections 13(d) and (g) of

the Securities Exchange Act of 1934 (15 U.S.C. § 78m(d) and (g)), and SEC Rules 13d–1 and

13d–2 promulgated thereunder (17 C.F.R. §§ 240.13d–1 and 2).

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[1] Based on 71,860,702 shares outstanding as of March 31, 2024, as reported in Sinovac's Form 20–F filed with the SEC on April 29, 2024.

[2] Based on 71,860,702 shares outstanding as of March 31, 2024, as reported in Sinovac's Form 20–F filed with the SEC on April 29, 2024.

15.   This Court has jurisdiction over the subject matter of this action pursuant to

Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331.

16.   This Court has personal jurisdiction over Defendants because 1Globe and Li both

reside within this District and have committed the acts and omissions complained of herein in

this District. As a result, Defendants have sufficient minimum contacts with this District so as to

render the exercise of jurisdiction by the District Court permissible under traditional notions of

fair play and substantial justice.

17.   Venue is proper in this District pursuant to Section 27 of the Exchange Act (15

U.S.C. § 78aa) and 28 U.S.C. § 1391(b) because a substantial part of the conduct complained of

herein occurred in this District, and because each Defendant resides, conducts business in, and

maintains operations within this District.


SUBSTANTIVE ALLEGATIONS

The Federal Securities Law Disclosure Requirements


18.   Section 13(d) of the Exchange Act requires any person, including a group,

acquiring beneficial ownership of more than 5 percent of a corporation's common stock to file a

Schedule 13D within five days of the acquisition disclosing certain information to the

corporation, the SEC, and the exchanges on which the stock is traded.

19.   Rule 13d–1 promulgated under Section 13(d) of the Exchange Act states, "[a]ny

person who . . . is directly or indirectly the beneficial owner of more than five percent of [any

equity security of a class] shall . . . file with the [SEC], a statement containing the information

required by Schedule 13D."

20.   Rule 13d–3 defines "beneficial owner of a security" as "any person who, directly

or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or

shares: (1) Voting power which includes the power to vote, or to direct the voting of, such security; and/or, (2) Investment power which includes the power to dispose, or to direct the

disposition of, such security." It further provides that "[a]ll securities of the same class

beneficially owned by a person, regardless of the form which such beneficial ownership takes,

shall be aggregated in calculating the number of shares beneficially owned by such person."

21.   Additionally, Item 2 of Schedule 13D requires the filer to disclose and provide

details if they have been involved in any civil proceedings over the past five years that resulted

in a judgment, decree, or final order "enjoining future violations of, or prohibiting or mandating

activities subject to, federal or state securities laws or finding any violation with respect to such

laws."

22.   Item 4 of Schedule 13D requires the filer to disclose "purposes of the acquisition

of securities of the issuer" and any "plans or proposals" relating to, *inter alia*: "[a]n extraordinary

corporate transaction"; "[a]ny change in the present board of directors or management of the

issuer, including any plans or proposals to change the number or term of directors or to fill any

existing vacancies on the board"; "[a]ny material change in the present capitalization or dividend

policy of the issuer"; "[a]ny other material change in the issuer's business or corporate

structure"; "[c]ausing a class of securities of the issuer to be delisted from [an exchange] . . . or

[a]ny action similar."

23.   Item 6 of Schedule 13D requires disclosure of contracts, arrangements,

understandings, and relationships by the reporting person with respect to any securities of the

issuer, including with respect to voting of any securities.

24.   Pursuant to Section 13(d)(2) of the Exchange Act and Rule 13d–2, Schedule 13D

filers are required to amend their existing Schedule 13D in the event of any material changes to

the facts previously disclosed, within two days after the date of such change.

25.   Rule 13d–1(c) permits investors with 5–20 percent ownership in an issuer to file a

short-form Schedule 13G in lieu of a Schedule 13D, provided that the investor certifies that it has

not acquired the securities with the intent of changing or influencing control of the issuer, *i.e.,* is

a "passive investor." Rule 13d–1 further requires a passive investor to file within five days a

Schedule 13D when it develops the intent to change or influence control of the issuer.

26.   Sections 13(d) and 13(g) of the Exchange Act further provides that a group shall

be deemed a "person" for the purposes of 13D and 13G disclosure "[w]hen two or more persons

act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring,

holding, or disposing of securities of an issuer."

27.   Section 13(d) of the Exchange Act is a strict liability statute.

Defendants are Subject to Section 13(d) of the Exchange Act

28.   Upon information and belief, 1Globe beneficially owns 6,812,855 shares of

Sinovac's common stock with sole voting power and an aggregate amount of 18,515,315 shares

of Sinovac's common stock, which represent approximately 9.5% and 25.8% of the outstanding

common stock of Sinovac, respectively. 1Globe is subject to Section 13(d) because its beneficial

ownership of Sinovac's common stock exceeds 5 percent of the outstanding common stock of

Sinovac.

29.   Upon information and belief, Li is the sole owner of 1Globe and has additionally

acquired and/or held Sinovac shares under his real name and/or an assumed name, "Chiang Li

Family." Upon information and belief, Li thus, at a minimum, beneficially owns 6,812,855

shares of Sinovac's common stock with sole voting power and an aggregate amount of

18,515,315 shares of Sinovac's common stock, which represent approximately 9.5% and 25.8%

of the outstanding common stock of Sinovac, respectively. Li is subject to Section 13(d) because his beneficial ownership of Sinovac's common stock exceeds 5 percent of the outstanding common stock of Sinovac.

Defendants' Efforts to Undermine Sinovac's Corporate Governance Structure

30.   Sinovac is a Chinese biopharmaceutical company incorporated in Antigua and Barbuda ("Antigua") and based in Beijing. Sinovac's common shares are listed on the Nasdaq Stock Market.

31.   Sinovac has for years been subject to an aggressive activist campaign by Defendants and their allies. Prior to an annual general meeting of shareholders held in February 2018 (the "AGM"), Defendants had formed an undisclosed group with certain other Sinovac shareholders including OrbiMed Advisors LLC and OrbiMed Capital LLC (collectively, "OrbiMed") in carrying out a secret plan to replace the Board of Sinovac. In particular, Defendants increased their positions in Sinovac by funding Li's relatives' purchases of the Company's common stock on Li's behalf without making legally required disclosures in their SEC filings. After clandestinely amassing Sinovac shares, Defendants and OrbiMed ambushed the Company and its other shareholders at the AGM and proposed a slate of new directors without providing required prior notice. Defendants contended that their slate of directors were validly elected to the Board at the AGM, but Sinovac disputed this and maintained that the incumbent directors were validly in place and had not been replaced at the AGM.

32.   Undeterred, Defendants and OrbiMed continued to pursue their agenda to seize control of Sinovac through other illegal means. In November 2018, the High Court of Hong Kong found that two 1Globe-affiliated individuals filed forged documents with the Hong Kong Companies Registry in an attempt to change the directors of Sinovac's Hong Kong subsidiary. In March 2020, a PRC regulator similarly found that 1Globe and its allies submitted forged documents in order to unlawfully change the directors of Sinovac's Beijing subsidiary.

33.   In May 2020, the SEC found that 1Globe and Li were in violation of federal

securities laws and regulations. Specifically, the SEC determined that 1Globe, Li, and Li's

relatives, by the end of 2017, "together held nearly one-third of the common stock of [Sinovac]

and participated in an activist plan to replace four of five incumbent directors . . . at Sinovac's

2018 annual shareholder meeting." 1Globe and Li, however, "failed to disclose their full

beneficial ownership of Sinovac stock, inclusive of substantial shares held by related parties, and

their participation in a plan, led by other investors, thereby depriving existing and potential

shareholders of information necessary to make fully informed investment decisions."

34.   Based on its findings, the SEC ordered that Defendants cease and desist from

committing or causing any violations and any future violations of Sections 13(d)(1) and 13(d)(2)

of the Exchange Act and Rules 13d–1 and 13d–2 thereunder. The SEC also imposed civil

money penalties on both 1Globe and Li.

35.   Defendants consented to the entry of the SEC's order, a copy of which is attached

as Exhibit 3 to this Complaint.

36.   Defendants' and OrbiMed's unrelenting pursuit of their activist agenda also

resulted in prolonged litigation between 1Globe and Sinovac in the courts of Antigua. After

almost seven years and two losses, in January 2025, 1Globe and OrbiMed finally obtained a

ruling that the slate of nominees they put forward at the AGM should be deemed elected. An

activist bloc led by Defendants and OrbiMed thus took control of Sinovac's Board.

Defendants' Deficient Pre-Suit Disclosures

37.   Prior to the initiation of this lawsuit, 1Globe most recently disclosed its

investment in Sinovac in an amendment to its Schedule 13D that was filed over four years ago,

on December 21, 2020 (the "2020 13D/A"). Between then and this Court's June 30, 2025

9

Injunction, 1Globe did not amend its Schedule 13D or otherwise made the disclosures required

therein. A copy of the 2020 13D/A is attached as Exhibit 4 to this Complaint.

38.   The 2020 13D/A was deficient and in violation of 1Globe's disclosure obligations

under federal securities laws because it failed to disclose, among other things, (1) any

information relating to Li, 1Globe's sole owner and control person, and (2) the formation of a

group among 1Globe, Li, OrbiMed, and other persons acting in concert therewith with respect to

Sinovac.

39.   Li most recently disclosed its investment in Sinovac in a Schedule 13G that was

filed over nine years ago, on April 11, 2016, under his assumed name "Chiang Li Family" (the

"2016 13G"). Li has never amended the 2016 13G, filed a Schedule 13D relating to his

ownership of Sinovac shares, or otherwise made the disclosures required therein, either under his

real name or his assumed name "Chiang Li Family." A copy of the 2016 13G is attached as

Exhibit 5 to this Complaint.

40.   The 2016 13G was and continues to be deficient and in violation of 1Globe's

disclosure obligations under federal securities laws because, among other things, it (1) fails to

include Sinovac shares that Li beneficially owns through 1Globe, (2) fails to disclose the

formation of a group among 1Globe, Li, OrbiMed, and other persons acting in concert therewith

with respect to Sinovac, and (3) falsely certifies under Item 10 that Li was a passive investor and

his stock holdings "were not acquired and are not held for the purpose of and do not have the

effect of changing the control of the issuer of the securities and were not acquired and are not

held in connection with or as a participant in any transaction having such purpose or effect for

the time being."

Defendants' Complete Failure to Update Their Disclosures

41.   Following the January 2025 court ruling, Defendants and OrbiMed immediately installed on Sinovac's Board their slate of new directors and, at the same time, illegally excluded Vivo's Board representative Mr. Shan Fu, whose directorship was not affected by any court decision, from all Board matters. Since then, Defendants and OrbiMed have taken a number of additional steps to entrench their control of Sinovac and to disenfranchise minority shareholders including Vivo while providing very little disclosures regarding their plans and proposals.

42.   On February 28, 2025, Sinovac, now controlled by 1Globe's and OrbiMed's directors, issued a press release announcing the make-up of its new Board. The press release did not name Mr. Fu as a Director. Instead, the new Board purportedly comprises, among others, OrbiMed's Partner and Senior Managing Director David Guowei Wang, Li's nephew Pengfei Li, and Li himself as Chairman of the Board, even though Li was not nominated at the AGM and was not mentioned in the January 2025 court decision. The press release further stated that Sinovac had initiated a process to determine which shares of Sinovac are validly issued and outstanding, which, on information and belief, was an opaque threat to illegally cancel Vivo's and certain other investors' shares in the Company that are worth more than a billion dollars.

43.   On March 28, 2025, Sinovac issued another press release announcing that the Board had purportedly appointed Mr. Sven H. Borho, OrbiMed's Managing Partner, as a new Director and Chair of the Audit Committee.

44.   On April 1, 2025, Sinovac issued another press release announcing that the new Board "decided to declare a special cash dividend of US$55.00 per common share" to the exclusion of certain minority shareholders including Vivo. But for the exclusion, Vivo and other affected shareholders would be entitled to more than 600 million U.S. dollars in dividend.

45.   On information and belief, Sinovac, under Defendants' and OrbiMed's control, resisted a formal shareholder demand for convening a shareholders' meeting and electing a different slate of Director nominees including Mr. Fu.

46.   Sometime between 1Globe's December 21, 2020 filing of the 2020 13D/A and the initiation of this lawsuit, or earlier, 1Globe developed plans and proposals and acted in concert with other shareholders, including but not limited to Li and OrbiMed, to seize control of Sinovac, entrench their control, disenfranchise minority shareholders, and effect further changes to the Company's governance and business, as described above in Paragraphs 41–45. Despite these plainly material developments, 1Globe never updated its Schedule 13D, including Items 4 and 6 therein, as required by Section 13(d) of the Exchange Act. As a result, 1Globe violated federal securities laws including Section 13(d)(2) of the Exchange Act and Rule 13d-2, which require that 1Globe amend its 2020 13D/A within two days after the date of any material change to the facts previously disclosed.

47.   Sometime between Li's April 11, 2016 filing of the 2016 13G and the initiation of this lawsuit, or earlier, Li developed plans and proposals and acted in concert with other shareholders, including but not limited to 1Globe and OrbiMed, to seize control of Sinovac, entrench their control, disenfranchise minority shareholders, and effect further changes to the Company's governance and business, as described above in Paragraphs 41–45. Despite these plainly material developments, including the purported appointment of Li as Chairman of Sinovac's Board, Li has never filed a Schedule 13D under his or Chiang Li Family's name as required by Section 13(d) of the Exchange Act. As a result, Li has violated and continues to violate federal securities laws including Section 13(d)(1) of the Exchange Act and Rule 13d-1,

which require Li to file a Schedule 13D within five days after he developed the intent to change

or influence control of Sinovac.

Defendants' Continuing Efforts to Undermine Sinovac's Corporate Governance Structure

48.   Since the filing of the Complaint, Defendants have continued to undermine

Sinovac's corporate governance structure.

49.   On April 15, 2025, Grant Thornton Zhitong Certified Public Accountants LLP

("Grant Thornton") notified the Company of its resignation as the Company's independent

auditor, citing as a reason the Board's announcement of its intent to reverse unspecified

corporate actions Sinovac took following the AGM. Since the resignation on April 15, 2025,

Sinovac has not retained a different auditor as replacement.

50.   On May 16, 2025, Sinovac received a NASDAQ non-compliance notice due to its

failure to file its annual report. The non-compliance, if uncured, may lead to Sinovac's de-listing

from NASDAQ.

51.   On May 6, 2025, Sinovac, 1Globe and OrbiMed, jointly represented by Stapleton

Chambers Attorneys-At-Law, commenced a lawsuit in the High Court of Antigua and Barbuda

against Vivo and other minority shareholders. The lawsuit sought to deprive Vivo of its PIPE

shares and prevent it from voting their shares at a special meeting of shareholders scheduled for

July 8, 2025, which the 1Globe Board reluctantly called after a second shareholder requisition.

Defendants' Continuing Failure to Comply with Section 13(d) and the Court's Preliminary Injunction Ruling

52.   After holding a hearing on Vivo's Motion for Preliminary Injunction on June 26,

the Court ordered the Defendants to "file an amended and accurate Schedule 13D with the SEC

disclosing their beneficial ownership interests, control relationships, group affiliations, and

plans/proposals relating to Sinovac as required under 17 C.F.R. §§ 240.13d-101 and 240.13d-3" and "[enjoined them] from making further materially misleading statements regarding their

shareholding or intentions with respect to Sinovac." ECF No. 39 at 13.

53.   The Court found, among other things, that "Vivo has demonstrated a substantial

likelihood of success on the merits" and that "Defendants appear to have engaged in coordinated

activities regarding Sinovac's governance while failing to file accurate and timely Schedule 13D

disclosures" reflecting "material facts concerning control relationships, beneficial ownership,

and shared plans and arrangements with OrbiMed and others." *Id.* at 12.

54.   The Court ordered that Defendants comply with the Injunction within 5 days, *i.e.*,

by July 5, 2025. *Id.* at 13. Defendants failed to do so.

55.   To this date, Defendant Li has not filed a Schedule 13D.

56.   Defendant 1Globe amended its Schedule 13D on July 1, July 3 and July 7[3]. All

three amendments, however, fail to disclose, among other things: (1) that Defendants have

formed a group with OrbiMed; (2) an accurate number of Sinovac shares beneficially owned by

the group; (3) that Defendants and OrbiMed sought to effect a change in control of Sinovac

through the nomination and election of new director nominees; (4) that Defendants and OrbiMed

sought to exclude Vivo's Board representative Mr. Fu from all Board matters; (5) that

Defendants and OrbiMed used their joint control of the Board to appoint two additional

purported directors, Defendant Li himself and Sven H. Borho, OrbiMed's Managing Partner; (6)

that Defendants and OrbiMed developed plans to cancel shares held by Vivo and other minority

shareholders; (7) that Defendants and OrbiMed developed plans to issue special cash dividend to

the exclusion of Vivo and other minority shareholders; and (8) that Defendants and OrbiMed

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[3] The July 7 amendment to 1Globe's Schedule 13D disclosure includes a summary of this proceeding but does not append either the pleadings or this Court's order.

sought to prevent Vivo and other minority shareholders from voting their shares at Sinovac's

shareholder meeting held on July 8, 2025. Copies of 1Globe's Schedule 13D amendments are

attached as Exhibits 6 (July 1 Amendment), 7 (July 3 Amendment) and 8 (July 7 Amendment) to

this Complaint.

57.   On July 8, 2025, Sinovac held the previously-scheduled special meeting of

shareholders. Sinovac's shareholders, who were fed up with Defendants' unscrupulous

misconduct, rejected recommendations provided by the 1Globe Board and voted to remove the

1Globe Board and to elect the New Board. The New Board announced its intentions to "rectify

the disruptions and chaos created by the previous board" and "restore stable operations of the

Company," to the benefit of all Sinovac shareholders.

58.   Defendants and OrbiMed, however, are unwilling to admit their defeat. Upon

information and belief, 1Globe and OrbiMed have commenced a new legal proceeding in

Antigua to challenge the shareholder vote that ousted the 1Globe Board and to regain their

control of Sinovac.

59.   Once again, neither 1Globe nor Li has updated their respective SEC filings to

disclose, among other things, plans and proposals to act in concert with other shareholders,

including but not limited to OrbiMed, to affect the composition of Sinovac's Board of Directors

and take control of the Company.

60.   Defendants' violations are particularly egregious in view of the Court's June 30

Injunction, as well as Defendants' consent to the SEC's order that they cease and desist from

committing or causing any violations and any future violations of Sections 13(d)(1) and 13(d)(2)

of the Exchange Act and Rules 13d–1 and 13d–2 thereunder. Their flagrant violations of federal

securities laws must be stopped.

COUNT I

VIOLATION OF SECTION 13(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

61.   Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

62.   1Globe violated Section 13(d) of the Exchange Act by failing to disclose, among other things: (1) any information relating to Li, 1Globe's sole owner and control person; (2) its aggregate beneficial ownership of Sinovac stock, including Li's individual ownership of Sinovac stock; (3) the formation of a group among 1Globe, Li, OrbiMed, and other persons acting in concert therewith with respect to Sinovac, and the identity of and information relating to the members of said group; (4) a description, in Item 4, of its plans and proposals to act in concert with other shareholders, including but not limited to Li and OrbiMed, to affect the composition of Sinovac's Board of Directors, regain their control, disenfranchise minority shareholders, and seek further changes to the Company's governance and business; and (5) a description, in Item 6, of its arrangements, understandings or relationships with other shareholders, including but not limited to Li and OrbiMed, with respect to Sinovac shares.

63.   Li violated Section 13(d) of the Exchange Act by failing to disclose, among other things: (1) any information relating to 1Globe, which he controls; (2) the aggregate beneficial ownership of Sinovac stock, including 1Globe's ownership of Sinovac stock; (3) his status as a non-passive investor; (4) the formation of a group among 1Globe, Li, OrbiMed, and other persons acting in concert therewith with respect to Sinovac, and the identity of and information relating to the members of said group; (5) a description, in Item 4, of his plans to act in concert with other shareholders, including but not limited to 1Globe and OrbiMed, to affect the composition of Sinovac's Board of Directors, regain their control, disenfranchise minority

shareholders, and seek further changes to the Company's governance and business; and (6) a description, in Item 6, of his arrangements, understandings or relationships with other shareholders, including but not limited to 1Globe and OrbiMed, with respect to Sinovac shares.

64.   Defendants' failure to timely make required disclosures concerns information material to Sinovac shareholders and the investing public.

65.   Defendants' violations of Section 13(d) are continuing and, without the equitable intervention of this Court, will cause, and have caused, Vivo and certain other shareholders, irreparable injury.

REQUEST FOR RELIEF

WHEREFORE, Plaintiff respectfully requests that this Court enter judgment in Vivo's favor and against Defendants, and grant Vivo the following relief in the form of an Order:

A.   Temporarily, preliminarily, and permanently enjoining Defendants from further violations of the Exchange Act;

B.   Requiring Defendants to disclose the fact of their violations and to issue corrective disclosures rectifying their material violations of the Exchange Act;

C.   Granting attorneys' fees and costs; and

D.   Granting such other and further relief as the Court deems just and proper.

Dated: July 25, 2025

Respectfully submitted,

SIMPSON THACHER & BARTLETT LLP

/s/ *Zachary R. Hafer*

Zachary R. Hafer (BBO #569389)
Isabel C. McGrath (BBO #712925)
855 Boylston Street, 9th Floor
Boston, Massachusetts 02116
Telephone: (617) 778-9028
Facsimile: (617) 778-9202

Stephen P. Blake (*pro hac vice*)
Bo Bryan Jin (*pro hac vice*)
2475 Hanover Street
Palo Alto, California 94304
Telephone: (650) 251-5000
Facsimile: (650) 251-0002
sblake@stblaw.com
bryan.jin@stblaw.com

Attorneys for Plaintiff Vivo Capital Surplus Fund VIII, L.P.

CERTIFICATE OF SERVICE

I hereby certify that, on July 25, 2025, this document (filed through the ECF system) will

be sent electronically to the registered participants as identified on the Notice of Electronic Filing

(NEF) and paper copies will be sent to those indicated as non-registered participants.

Dated: July 25, 2025   /s/ *Zachary R. Hafer*
                                                     Zachary R. Hafer

Exhibit 1



897874 [redacted]

• NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
• INCORPORATED UNDER THE LAWS OF THE STATE OF

ANTIGUA

SINOVAC BIOTECH LTD

NUMBER [redacted]

SHARES 165,079

CUSIP: P8696W104

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TOWARD RESALE AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL WHICH IS SATISFACTORY TO THE COMPANY, TO THE EFFECT THAT SUCH REGISTRATIONS ARE NOT REQUIRED.

This Certifies that VIVO CAPITAL SURPLUS FUND VIII L P

Is the Record Holder of

ONE HUNDRED SIXTY FIVE THOUSAND SEVENTY NINE AND 00/100**

Fully paid and non-assessable shares of

SINOVAC BIOTECH LTD COMMON

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signature(s) of its duly authorized officer(s).

Dated: 03/27/2025

CORPORATE SEAL ★ CORPORATE SEAL ★ SINOVAC BIOTECH LTD AC

Countersigned by PACIFIC STOCK TRANSFER COMPANY
Las Vegas, Nevada

Authorized Signature

Exhibit 2



Positions

Account: PHW008772 | Client: VIVO CAPITAL SURPLUS FUND VIII

Quote Type: Delayed (15 mins) | **Cash Included:** Yes

Base Currency: USD | As of: May 19, 2025 4:03 PM EDT

Columns 1 - 7 of 21

	Security Identifier	Symbol	CUSIP	ISIN	Sedol	Description	Trade Date Quantity
1	[redacted]		[redacted]			[redacted]	[redacted]
2	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
3	P8696W104		P8696W104	AGP8696W1045	2384520	SINOVAC BIOTECH LTD SHS ISIN#AGP8696W1045	84.0000
4	[redacted]		[redacted]	[redacted]		[redacted]	[redacted]
5	[redacted]	[redacted]	[redacted]			[redacted]	[redacted]
6	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]



Positions

Account: PHW008772 | Client: VIVO CAPITAL SURPLUS FUND VIII

Quote Type: Delayed (15 mins) | **Cash Included:** Yes

Base Currency: USD | As of: May 19, 2025 4:03 PM EDT

Columns 8 - 15 of 21

	Position CCY	Market Value (Position CCY)	Security Type	Account Type	Transaction Type	Market Price (Position CCY)	Price Date	Change
1	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]		
2	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]		
3	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	
4	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	
5	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	
6	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]



Positions

Account: PHW008772 | Client: VIVO CAPITAL SURPLUS FUND VIII

NETX360+

Quote Type: Delayed (15 mins) | **Cash Included:** Yes

Base Currency: USD | As of: May 19, 2025 4:03 PM EDT

Columns 16 - 21 of 21

	Accrued Interest (Position CCY)	FX Rate (To USDE)	Market Value (USDE)	Accrued Interest (USDE)	Market Code	As of Date
1		[redacted]	[redacted]		[redacted]	[redacted]
2		[redacted]	[redacted]		[redacted]	[redacted]
3		[redacted]	[redacted]		[redacted]	[redacted]
4		[redacted]	[redacted]		[redacted]	[redacted]
5	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
6		[redacted]	[redacted]		[redacted]	[redacted]



Positions

Account: PHW008772 | Client: VIVO CAPITAL SURPLUS FUND VIII

Disclaimer

All Market value calculations exclude open/unsettled FX trades.

Real - Time price for domestic securities, stocks and Options. Others are as of previous trading day.

Market price represents the price at which last trade happened. Positions are priced as of last trade. If an equity security is not traded today, the price information is based on best bid price from the previous business day. The current bid or ask may be different from the price displayed.

Data delayed at least by 15 minutes for NYSE, AMEX-NYSE MKT, NASDAQ, OTC, NNQS, OPRA and international exchange.

Accrued interest is calculated as of previous business day.

Exhibit 3

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 88864 / May 13, 2020

ADMINISTRATIVE PROCEEDING
File No. 3-19799

In the Matter of
 	
   1GLOBE CAPITAL, LLC
   and JIAQIANG "CHIANG"
   LI
 	
Respondents.
	ORDER INSTITUTING CEASE-AND-DESIST PROCEEDINGS PURSUANT TO SECTION 21C OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND IMPOSING A CEASE-AND-DESIST ORDER AND CIVIL PENALTIES

I.

The Securities and Exchange Commission ("Commission") deems it appropriate that cease-and-desist proceedings be, and hereby are, instituted pursuant to Section 21C of the Securities Exchange Act of 1934 ("Exchange Act"), against 1Globe Capital, LLC ("1Globe Capital") and Jiaqiang "Chiang" Li ("Li") ("Respondents").

II.

In anticipation of the institution of these proceedings, Respondents have submitted Offers of Settlement (the "Offers") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over them and the subject matter of these proceedings, which are admitted, and except as provided herein in Section V with respect to Respondent Li, Respondents consent to the entry of this Order Instituting Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-and-Desist Order and Civil Penalties ("Order") as set forth below.

III.

On the basis of this Order and Respondents' Offers, the Commission finds[1] that:

Summary

1.   These proceedings arise out of multiple violations of Section 13(d) of the Exchange Act and related rules by Li and 1Globe Capital, a company he owns. Section 13(d) requires any person, including a group, who directly or indirectly acquires beneficial ownership of more than five percent of certain equity securities to file a statement with the Commission, within ten days, disclosing information relating to such beneficial ownership. Section 13(d) is a key regulatory provision that allows shareholders and potential investors to evaluate substantial shareholdings and the implications of such shareholdings for their own investment in the security. Whenever a material change occurs to the facts set forth in any disclosure statement filed on Schedule 13D, the filing must be promptly and truthfully amended.

2.   By the end of 2017, 1Globe Capital, Li, and related parties together held nearly one-third of the common stock of issuer Sinovac Biotech Ltd. ("Sinovac") and participated in an activist plan to replace four of five incumbent directors through a shareholder vote at Sinovac's 2018 annual shareholder meeting in Beijing, but failed to disclose material information that is required in a Schedule 13D. Specifically, 1Globe Capital and Li failed to disclose their full beneficial ownership of Sinovac stock, inclusive of substantial shares held by related parties, and their participation in a plan, led by other investors, thereby depriving existing and potential shareholders of information necessary to make fully informed investment decisions.
.

Respondents

3.   1Globe Capital is a Delaware limited liability company with its principal place of business in Boston, MA and a research affiliate in Beijing, People's Republic of China ("PRC").

4.   Li is a PRC citizen who resides in Boston, MA and Beijing, PRC. He is the sole owner of 1Globe Capital, which is a family office that purchases stock listed on US exchanges. Li also purchases shares individually and has sometimes used an assumed name, Chiang Li Family, to disclose his ownership of such shares in SEC filings, as further discussed below.

Other Persons

5.   "Relative #1" is a Canadian citizen and resident related to Li. Since at least 2013, Li has granted Relative #1 access to 1Globe Capital and his brokerage accounts in order to engage

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[1] The findings herein are made pursuant to Respondents' Offers of Settlement and are not binding on any other person or entity in this or any other proceeding.

in securities transactions at Li's general direction, for 1Globe Capital and Li's benefit. Relative #1 has sometimes used the title of 1Globe Capital "Managing Director."

6.   "Relative #2" is a Canadian citizen and resident. She is related to both Li and Relative #1.

7.   "Relative #3" is a PRC citizen and resident who has been employed under Li's general direction as an officer of 1Globe Capital's Beijing research affiliate since at least 2016. He is related to Li and Relatives #1 and #2.

Issuer

8.   Sinovac is an Antigua corporation headquartered in Beijing, PRC. It is a holding company for a 73% majority interest in Sinovac Biotech Co., Ltd., its PRC subsidiary engaged in the research, development, manufacture, and commercialization of vaccines. Its common stock is registered with the Commission pursuant to Section 12(b) of the Exchange Act and trades on the NASDAQ Global Select Market. Sinovac is a foreign private issuer as defined in Rule 405 of Regulation C under the Securities Act of 1933 and Rule 3b-4 under the Exchange Act. Sinovac's common stock has been subject to an indefinite trading halt based on ongoing disputes between Sinovac and activist investors.

Background

Legal Framework: Required Ownership Disclosures

9.   Section 13(d)(1) of the Exchange Act and Rule 13d-1(a) together require any person, including a group, that has acquired, directly or indirectly, beneficial ownership of more than five percent of a class of a registered equity security to file a statement with the Commission disclosing the identity of its members and the purpose of its acquisition. *See generally GAF Corp. v. Milstein,* 453 F.2d 709, 717 (2d Cir. 1971), *cert. denied*, 406 U.S. 910 (1972). Individuals or entities comply with this requirement by filing a Schedule 13D with the Commission no later than ten days after they acquire the requisite beneficial ownership.

10.   Schedule 13D requires disclosure of, among other things: (l) the identity of the acquirer, including beneficial owners;[2] (2) the aggregate amount beneficially owned by each reporting person and the percent of class represented by such amount; (3) a description, in Item 4,

---

[2] Whether a person is a "beneficial owner" is determined through the application of Rule 13d-3 of the Exchange Act, which broadly includes "any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise" has or shares voting or investment power with respect to a registered equity security. *See* Rule 13d-3(a). Any person who uses any contract, arrangement, or device as part of a plan or scheme to evade the reporting requirements of Sections 13(d) or (g) of the Exchange Act shall be deemed a beneficial owner. *See* Rule 13d-3(b); *see also SEC v. First City Financial Corp.,* 890 F.2d 1215, 1221 (D.C. Cir. 1989).

of the purpose(s) of the acquisition, including any plans (i) to affect the issuer's Board of Directors, or (ii) to cause an extraordinary corporate transaction, such as a merger, reorganization, or liquidation; (4) the interest of all persons making the filing, including shared beneficial owners; and (5) a description, in Item 6, of all "contracts, arrangements, understandings or relationships with repect to securities of the issuer," including the giving or withholding of proxies. A duty to file under Section 13(d) and Rule 13d-1 creates the duty to file truthfully and completely. *SEC v. Savoy Indus.,* 587 F.2d 1149, 1165 (D.C. Cir. 1978*) cert. denied,* 440 U.S. 913 (1979). *Scienter* is not required to establish a violation of Section 13(d). *Id.* at 1167; *SEC v. Levy,* 706 F. Supp. 61, 69 (D.D.C. 1989).

11.   Section 13(d)(2) of the Exchange Act and Rule 13d-2(a) together require a filer to promptly amend the filer's Schedule 13D when there are material changes to the facts previously reported. Rule 13d-2(a) specifies that the acquisition of beneficial ownership of securities equal to 1% or more of the class of securities is "material" for purposes of the rule.

12.   Under Exchange Act Rule 13d-1(c), certain persons (*i.e.*, "Passive Investors") required to file under Section 13(d) of the Exchange Act may instead file with the Commission a short-form Schedule 13G, which allows disclosure of much more limited information, if they own less than 20% of the class of securities and are able to certify that the securities were not acquired or held with the "purpose, or with the effect, of changing or influencing the control of the issuer [*i.e.*, a 'control purpose'], or in connection with or as a participant in any transaction having that purpose or effect." (*See Amendments to Beneficial Ownership Reporting Requirements*, Exchange Act Release No. 34-39538 (Jan. 12, 1998) (adopting release).

Events: 2016 and Prior

13.   On May 5, 2013, 1Globe Capital filed an initial Schedule 13G with the Commission disclosing beneficial ownership of 6.19% of Sinovac common stock. The schedule was signed by Relative #1, using the title of 1Globe Capital "Managing Director." By 2016, both 1Globe Capital and Li, its principal, had acquired substantially more shares of Sinovac stock in their respective brokerage accounts. Consequently, their broker identified 1Globe Capital and Li as holding more than 10% of the issuer's common stock and placed limitations on further trades in the stock. On April 5, 2016, 1Globe Capital filed an initial amendment to its Schedule 13G, disclosing a 16.44% position in Sinovac common stock. These shares were held in the 1Globe Capital account. On April 11, 2016, Li filed an initial Schedule 13G, under the name Chiang Li Family, further disclosing a 6.08% position in Sinovac common stock. Li held these shares in his individual account.

14.   All of the shares in the positions had been purchased in trades effected by Relative #1, who had general authorization to trade in the brokerage accounts of 1Globe Capital and Li with funds from the two accounts. 1Globe Capital and Li had voting and investment power over all of the shares reported on separate Schedule 13G filings submitted by 1Globe Capital and Chiang Li Family. Therefore, the entire cumulative 22.5% block of Sinovac stock was beneficially owned by both 1Globe Capital and Li. Having acquired a collective 20% or more of the class of Sinovac

securities, they were thus ineligible to file a Schedule 13G as Passive Investors under Rule 13d-1(c).

15.   In February 2016, Sinovac announced that it had received a proposal for its equity to be bought out and the company to be taken private by a CEO-led consortium ("Group A"). Subsequently, it received an unsolicited, rival privatization proposal from a second consortium ("Group B"). If approved by Sinovac's board of directors, either plan would have required ratification by at least two-thirds (*i.e.*, 66.67%) of the company's shares voting in favor of a special resolution. Sinovac established a special committee to evaluate the rival proposals, and a long period of evaluation and discussion ensued.[3]

16.   In late March 2016, Sinovac announced that its board had approved a shareholder rights plan, or so-called "poison pill." The rights plan had a 15% beneficial-ownership trigger applicable to any "person or group." A person or group exceeding this threshold could be deemed an "acquiring person" by Sinovac and subjected to ownership dilution through the company's issuance of new shares to non-acquiring shareholders only. Under the rights plan, each group member would be deemed to beneficially own all of the group's shares. The rights plan therefore restricted overt communications and coordination among shareholders wanting to avoid being identified as a group by Sinovac. Subject to the above, a "grandfather clause" in the rights plan exempted 1Globe Capital and Li's pre-existing, collective 22.5% position in Sinovac shares from application of the poison pill. However, even a small increase in beneficial ownership, as determined under the rights plan, risked being deemed a "trigger event" by Sinovac.

17.   As large shareholders, 1Globe Capital and Li, sometimes through employees of 1Globe Capital's Beijing affiliate, including Relative #3, corresponded and met with representatives of Groups A and B, including Sinovac management, to urge an outcome that would be agreeable to all parties and investors. Although Sinovac had previously announced that the purpose of the rights plan was to ensure that its board of directors had sufficient time to consider the various strategic alternatives presented, Li stated his disapproval of the poison pill on the basis that it could discourage rival bids.

18.   As of April 30, 2016, Relative #2 held Sinovac common stock constituting approximately 0.7% of Sinovac's outstanding shares in a Canadian brokerage account. Relative #1 had access to Relative #2's account and sometimes engaged in securities transactions in that account. Beginning in May 2016, using funds provided by 1Globe Capital and Li, Relative #1 began building on the Sinovac position in this account.

19.   From May 2016 through January 2017, an additional 4.2% of Sinovac's common stock was acquired in Relative #2's account, for a total 4.9% position. 1Globe Capital and Li funded substantially all of the purchases through ten separate wire transfers, totaling $13 million, during the second half of 2016. During this same time period, Li's account also transferred a large block of shares of another stock to Relative #2's Canadian account. The shares were then

---

[3] The special committee ultimately notified Group B in late October 2017 that it would not recommend Group B's privatization proposal.

liquidated and the proceeds used toward the ongoing purchases of Sinovac shares in Relative #2's account.

20.   1Globe Capital and Li directly or indirectly, through a relationship or otherwise, had or shared voting and investment power over the Sinovac shares in Relative #2's account and were therefore beneficial owners of the securities. The total 4.9% Sinovac position in Relative #2's account made up approximately 90% of her total account value but fell just below the 5% threshold that would have independently triggered an Exchange Act Section 13(d) filing requirement and potentially the disclosure by her of information such as source of funds, as well as agreements, understandings and relationships with respect to the securities. 1Globe Capital and Li likewise made no filings disclosing the purchase of these Sinovac shares and their own shared beneficial ownership of the securities.

Events: 2017

21.   As the Sinovac stock position held in Relative #2's Canadian brokerage account neared the 5% disclosure threshold, Relative #1 opened a Canadian brokerage account in his own name in late December 2016 and began purchasing Sinovac shares in the account after receiving a $5 million wire transfer from 1Globe Capital and Li in February 2017. A second $5 million wire was sent from 1Globe Capital and Li the following month. Relative #1 used the funds in furtherance of building a 3.5% position in Sinovac shares in the new account, during the time period February through December 2017. These shares comprised approximately 90% of the total account value.

22.   1Globe Capital and Li directly or indirectly, through a relationship or otherwise, had or shared voting and investment power over the Sinovac shares in Relative #1's account and were therefore beneficial owners of the securities. However, 1Globe Capital and Li disclosed neither the purchase nor shared beneficial ownership of these securities.

23.   By December 2017, 1Globe Capital and Li thus had beneficial ownership of approximately 31% of Sinovac's outstanding common stock, inclusive of a then-4.99% position in Relative #1's account[4] and the 3.5% position in Relative #2's account. Yet, at the time, Respondents had disclosed only the 22.5% position held in 1Globe Capital and Li's accounts, improperly splitting the disclosure into two separate disclosure schedules and not including the shares in the relatives' accounts on either schedule.

24.   On July 7, 2017, 1Globe Capital converted its amended Schedule 13G, previously filed with respect to the 16.44% Sinovac position held in its own account, to a Schedule 13D. 1Globe Capital converted this schedule to disclose that it now held the shares with a "control purpose," specifically that, no later than this date, it supported Group B's privatization proposal and to "express[] its willingness to vote its shares of Common Stock in favor of such acquisition and roll-over its shares of Common Stock in connection with the acquisition." The new schedule did not disclose, however, any of the reportable, material increases in 1Globe Capital and Li's

---

[4] Relative #1 purchased a relatively small number of shares in Relative #2's account during December 2017, increasing Relative #2's account position to 4.99%.

beneficial ownership that had occurred incrementally throughout the period leading up to the filing. Moreover, 1Globe Capital failed to disclose:

- Item 4 plans or proposals that relate to or would result in: (a) the acquisition of additional shares or (b) changing the management or governance of Sinovac; or

- Item 6 contracts, arrangements, understandings or relationships with respect to securities of Sinovac.

25.   At no time did Li convert the Chiang Li Family Schedule 13G that he had previously filed to disclose the 6.08% Sinovac position held in his individual account to a Schedule 13D, even though he had already disclosed a control purpose with respect to the position held in 1Globe Capital's account and he beneficially owned both blocks of shares.

26.   Sinovac issued a press release on December 29, 2017 announcing that it would hold its 2017 Annual Meeting of Shareholders on February 6, 2018, in Beijing. According to the press release, all shareholders of record as of December 26, 2017 were eligible to vote and invited to attend the meeting. The press release also stated that the "primary agenda of the meeting" included a vote to "approve the re-election" of Sinovac's current directors. There were no other director nominees at that time.

Events: 2018

27.   The Group B privatization consortium was led by a PRC entity that held a 27% minority interest in Sinovac's PRC operating subsidiary but owned no shares of Sinovac common stock. This entity already held one seat on Sinovac's five member board of directors. After Sinovac announced its upcoming annual shareholder meeting, Group B recruited a number of Sinovac shareholders who supported Group B's privatization proposal to participate in an effort to identify four additional director candidates to be nominated and voted for, as part of a full slate of five directors ("Alternative Slate"), on the floor of Sinovac's annual meeting. The full scope of this effort was not made known to Sinovac prior to the annual meeting.

28.   The effort required that participating shareholders work during January to obtain proxies from the institutional custodians holding legal title to their shares so that the shares could be voted by proxy, at the annual meeting, at the shareholders' direction. Li had voiced his desire for 1Globe Capital to be represented on Sinovac's board of directors at least once, in an August 2017 joint meeting between him and Groups A and B, and Relative #3 was eventually selected as a director candidate on the Alternative Slate.

29.   By at least January 22, 2018, 1Globe Capital and Li had decided to participate in an activist plan, obtain proxies for the Sinovac shares held in their accounts, and instruct their representatives to attend the annual meeting and vote their shares for the Alternative Slate. 1Globe Capital named Relative #3 as its representative on its proxy, and Li's individual account was represented by an employee of 1Globe Capital's Beijing affiliate. Relative #3, along with Group B's counsel and proxy solicitor, assisted 1Globe Capital, Li, and Relatives #1 and #2 in obtaining

the necessary proxies, through their brokers. Group B's counsel and proxy solicitor advised all four parties to instruct their brokers to "keep the whole thing strictly confidential from Sinovac." Relatives #2 and #3, whose stock positions and relationship to Li were not publicly disclosed, named as their proxy representatives individuals unaffiliated with 1Globe Capital and the relatives.

30.   At the annual meeing, the Alternative Slate, including Relative #3, was provisionally elected with approximately 26.1 million votes, versus 21.2 million votes received by the incumbent slate. Of the shares voted for the Alternative Slate, 17.7 million, or fully 67.8%, consisted of the collective 31% position beneficially owned by 1Globe Capital and Li, held in their accounts and in the Canadian accounts of Relatives #1 and #2. However, on March 5, 2018, Sinovac announced its own determination that the Alternative Slate had not been validly proposed under Antiguan law and that the incumbent slate had therefore been re-elected by a majority of votes validly cast. 1Globe Capital challenged Sinovac's determination in a lawsuit filed against Sinovac, in Antigua, on March 13, 2018. Since February 22, 2019, NASDAQ has halted trading in the stock pending additional corporate action with respect to the securities. As of the current date, trading has not resumed.

31.   In the period January through May 2018, as the situation at Sinovac remained unresolved, Relative #1 continued to effect the purchase of Sinovac common stock in his Canadian account. The purchases were substantially funded by 1Globe Capital and Li with a third wire transfer from them to Relative #1, in the amount of $6 million. In all, Relative #1 purchased an additional 1.6% position in Sinovac shares during this time period, giving 1Globe Capital and Li beneficial ownership of approximately 32.6% of Sinovac's common stock. Relative #1 stopped buying Sinovac shares in the account after his broker conducted a compliance inquiry and placed limitations on further purchases.

32.   During the period from August 2017 until after the Sinovac shareholder vote had already been held, 1Globe Capital and Li did not make any Sinovac-related disclosure filings. On March 26, 2018, 1Globe Capital ultimately filed an amended Schedule 13D with respect to its disclosed 16.4% position. (Li's only disclosure schedule remained the April 2016 Chiang Li Family Schedule 13G.) 1Globe Capital's amended Schedule 13D made incomplete disclosure regarding 1Globe Capital's actions in connection with the February 2018 annual shareholder meeting while omitting material facts concerning 1Globe Capital and Li's participation in the effort to replace four of Sinovac's five incumbent directors. For example, the amended Schedule 13D states:

> *Prior to the AGM [Annual General Meeting], the Reporting Person [1Globe Capital] did not have an intention to nominate or second the nomination of a slate of proposed directors that would change the composition of the board. At the invitation of the Issuer, the Reporting Person attended the AGM. At the AGM, the Reporting Person's shares were voted in favor of the alternative slate.*

This recitation of facts omitted material facts concerning 1Globe Capital and Li's participation in the effort led by Group B.

33.   Furthermore, the amended Schedule 13D failed to disclose, as had 1Globe Capital's July 7, 2017 Schedule 13D:

- 1Globe Capital's full beneficial ownership of Sinovac common stock shares, inclusive of shares held in Li's account and Relative #1 and #2's accounts;

- Item 4 plans or proposals that related to or would have resulted in the acquisition of additional Sinovac shares; and

- Item 6 contracts, arrangements, understandings or relationships with respect to securities of Sinovac,

even as Relative #1 continued to effect purchases of Sinovac shares in his Canadian account, substantially funded by 1Globe Capital and Li, and even as Relatives #1 and #2 continued to hold the aforementioned large positions in Sinovac common stock, substantially funded by 1Globe Capital and Li.

Violations

34.   As a result of the conduct described in paragraphs 13 through 33, above, 1Globe Capital and Li violated Sections 13(d)(1) and 13(d)(2) of the Exchange Act and Rules 13d-1 and 13d-2 thereunder. Specifically:

A. 1Globe Capital and Li, no later than April 5, 2016, failed to file, as required by Rule 13d-1(f)(1), a Schedule 13D disclosing their shared beneficial ownership of 20% or more of Sinovac common stock shares, thereby violating Exchange Act Section 13(d)(1) and Rule 13d-1 thereunder.

B. 1Globe Capital and Li, from July 2017 through June 2018, failed in numerous instances to file a Schedule 13D amendment disclosing an acquisition of an additional 1% or more of shared beneficial ownership of Sinovac common stock, thereby violating Exchange Act Section 13(d)(2) and Rule 13d-2(a) thereunder.

C. 1Globe Capital and Li failed to disclose, in the July 7, 2017 Schedule 13D filing:

   i.   1Globe Capital's full beneficial ownership of Sinovac common stock shares, inclusive of shared beneficial ownership in shares held in Li's account and Relative #1 and #2's accounts;

   ii. 1Globe Capital's Item 4 plans or proposals with respect to additional acquisitions of Sinovac shares, even as Relative #1 continued to undertake purchases substantially funded by 1Globe Capital and Li; and

   iii. 1Globe Capital's Item 6 arrangements, understandings or relationships with respect to Sinovac securities, even as Relatives #1 and #2 both held Sinovac shares in their accounts, the purchase of which had been substantially funded by 1Globe Capital and Li,

thereby violating Exchange Act Section 13(d)(1) and Rule 13d-1 thereunder.

D. Li, no later than July 7, 2017, failed to file, as required by Rules 13d-1(e)(1) and 13d-1(f)(1), a Schedule 13D disclosing, in connection with all of the Sinovac common stock shares of which he was a beneficial owner, his plans to support Group B's proposed Sinovac privatization, thereby violating Exchange Act Section 13(d)(1) and Rule 13d-1 thereunder.

E. 1Globe Capital and Li, no later than January 22, 2018, failed to file a Schedule 13D amendment disclosing their participation in an effort to replace four of Sinovac's five incumbent directors through a shareholder vote at the Sinovac annual meeting, thereby violating Exchange Act Section 13(d)(2) and Rule 13d-2 thereunder.

F. 1Globe Capital and Li, in the March 26, 2018 Schedule 13D/A filing:

    i. failed to disclose 1Globe Capital's full beneficial ownership of Sinovac common stock shares, inclusive of shared beneficial ownership in shares held in Li's account and Relative #1 and #2's accounts,

    ii. made incomplete disclosure regarding 1Globe Capital's actions in connection with the February 2018 annual shareholder meeting while omitting material facts concerning 1Globe Capital and Li's participation in the effort to replace four of Sinovac's five incumbent directors,

    iii. failed to disclose 1Globe Capital's Item 4 plans or proposals with respect to additional acquisitions of Sinovac shares, even as Relative #1 continued to undertake purchases substantially funded by 1Globe Capital and Li, and

    iv. failed to disclose 1Globe Capital's Item 6 arrangements, understandings or relationships with respect to Sinovac securities, even as Relatives #1 and #2 both held Sinovac shares in their accounts, the purchase of which had been substantially funded by 1Globe Capital and Li,

thereby violating Exchange Act Section 13(d)(2) and Rule 13d-2 thereunder.

IV.

    In view of the foregoing, the Commission deems it appropriate to impose the sanctions agreed to in Respondents' Offers.

    Accordingly, it is hereby ORDERED that:

A.   Pursuant to Section 21C of the Exchange Act, Respondents 1Globe Capital and Li cease and desist from committing or causing any violations and any future violations Sections 13(d)(1) and 13(d)(2) of the Exchange Act and Rules 13d-1 and 13d-2 thereunder.

B.   Respondent 1Globe Capital shall, within 14 days of the entry of this Order, pay a civil money penalty in the amount of $200,000.00 to the Securities and Exchange Commission for transfer to the general fund of the United States Treasury, subject to Exchange Act Section 21F(g)(3). If timely payment is not made, additional interest shall accrue pursuant to 31 U.S.C. §3717.

C.   Respondent Li shall, within 14 days of the entry of this Order, pay a civil money penalty in the amount of $90,000.00 to the Securities and Exchange Commission for transfer to the general fund of the United States Treasury, subject to Exchange Act Section 21F(g)(3). If timely payment is not made, additional interest shall accrue pursuant to 31 U.S.C. §3717.

D.   Payment must be made in one of the following ways:

(1)   Respondents may transmit payment electronically to the Commission, which will provide detailed ACH transfer/Fedwire instructions upon request;

(2)   Respondents may make direct payment from a bank account via Pay.gov through the SEC website at http://www.sec.gov/about/offices/ofm.htm; or

(3)   Respondents may pay by certified check, bank cashier's check, or United States postal money order, made payable to the Securities and Exchange Commission and hand-delivered or mailed to:

Enterprise Services Center
Accounts Receivable Branch
HQ Bldg., Room 181, AMZ-341
6500 South MacArthur Boulevard
Oklahoma City, OK 73169

Payments by check or money order must be accompanied by a cover letter identifying the above-named Respondent as a Respondent in these proceedings, and the file number of these proceedings; a copy of the cover letter and check or money order must be sent to Anita Bandy, Associate Director, Division of Enforcement, Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549.

E.   Amounts ordered to be paid as civil money penalties pursuant to this Order shall be treated as penalties paid to the government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalty, Respondents 1Globe Capital and Li agree that in any Related Investor Action, they shall not argue that they are entitled to, nor shall they benefit by, offset or reduction of any award of compensatory damages by the amount of any part of Respondent's payment of a civil penalty in this action ("Penalty Offset"). If the court in any

Related Investor Action grants such a Penalty Offset, Respondents agree that they shall, within 30 days after entry of a final order granting the Penalty Offset, notify the Commission's counsel in this action and pay the amount of the Penalty Offset to the Securities and Exchange Commission. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed in this proceeding. For purposes of this paragraph, a "Related Investor Action" means a private damages action brought against Respondents by or on behalf of one or more investors based on substantially the same facts as alleged in the Order instituted by the Commission in this proceeding.

V.

It is further Ordered that, solely for purposes of exceptions to discharge set forth in Section 523 of the Bankruptcy Code, 11 U.S.C. §523, the findings in this Order are true and admitted by Respondent Li, and further, any debt for disgorgement, prejudgment interest, civil penalty or other amounts due by Respondent Li under this Order or any other judgment, order, consent order, decree or settlement agreement entered in connection with this proceeding, is a debt for the violation by him of the federal securities laws or any regulation or order issued under such laws, as set forth in Section 523(a)(19) of the Bankruptcy Code, 11 U.S.C. §523(a)(19).

By the Commission.

                                        Vanessa A. Countryman
                                        Secretary

12

Exhibit 4

SC 13D/A 1 s1218201sc13da3.htm AMENDMENT NO. 3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SINOVAC BIOTECH LTD.

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

P8696W104

(CUSIP Number)

1Globe Capital LLC
One International Place, 44th Fl
Boston, MA 02110
617-649-1157

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. P8696W104

1.	Names of Reporting Persons 1Globe Biomedical (Hong Kong) Company Limited			
2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐ (b) ☒
3.	SEC Use Only			
4.	Source of Funds (See Instructions) WC			
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization Hong Kong			
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,812,855		
	8.	Shared Voting Power 11,702,460*		
	9.	Sole Dispositive Power 6,812,855		
	10.	Shared Dispositive Power 11,702,460*		
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,515,315			
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11) 32.3%**			
14.	Type of Reporting Person (See Instructions) OO			

*   Consisting of (i) the Subject Shares (described in Item 6 below) and (ii) 5,702,460 Common Shares held by related parties of the reporting persons, which are included herein pursuant to the order issued by the SEC on Release No. 88864 in connection with administrative proceeding File No. 3-19799, but the inclusion of such shares shall not be construed as an admission that the reporting persons are the beneficial owner of such shares.

**   Based on 57,281,861 shares outstanding as of December 31, 2017, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on May 11, 2018. As described in Item 4, the issuance by the Issuer of the Exchange Shares (as defined in the 2019 20-F) and the Disputed PIPE, among other things, are the subject of ongoing litigation, and therefore the shares outstanding does not include shares purportedly issued after May, 2018.

CUSIP No. P8696W104

1.	Names of Reporting Persons 1Globe Capital LLC 80-0841812		
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
3.	SEC Use Only		
4.	Source of Funds (See Instructions) WC		
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware, U.S.		
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,812,855	
	8.	Shared Voting Power 11,702,460*	
	9.	Sole Dispositive Power 6,812,855	
	10.	Shared Dispositive Power 11,702,460*	
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,515,315		
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 32.3%**		
14.	Type of Reporting Person (See Instructions) OO		

*   Consisting of (i) the Subject Shares (described in Item 6 below) and (ii) 5,702,460 Common Shares held by related parties of the reporting persons, which are included herein pursuant to the order issued by the SEC on Release No. 88864 in connection with administrative proceeding File No. 3-19799, but the inclusion of such shares shall not be construed as an admission that the reporting persons are the beneficial owner of such shares.

**   Based on 57,281,861 shares outstanding as of December 31, 2017, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on May 11, 2018. As described in Item 4, the issuance by the Issuer of the Exchange Shares (as defined in the 2019 20-F) and the Disputed PIPE, among other things, are the subject of ongoing litigation, and therefore the shares outstanding does not include shares purportedly issued after May, 2018.

This Amendment No. 3 to Schedule 13D (this "Amendment") is being filed by 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited (the "reporting persons" and each a "reporting person") relating to the common shares, par value $0.001 per share (the "Common Shares") of Sinovac Biotech Ltd. (the "Issuer"), a corporation organized under the laws of Antigua and Barbuda. This Amendment amends and supplements the Statement on Schedule 13D (as amended, the "Original Statement") originally filed with the Securities and Exchange Commission (the "SEC") on July 7, 2017 and amended on March 23, 2018 and March 19, 2019 by 1Globe Capital LLC. Only those items in the Original Statement amended by this Amendment are reported herein.

Item 2. Identity and Background

Item 2 is hereby amended to add the following information:

(a) Name of Person Filing: 1Globe Biomedical (Hong Kong) Company Limited

(b) Address of Principal Business Office: Level 54, 183 Queen's Road East, Hong Kong

(c) Principal Business: 1Globe Biomedical (Hong Kong) Company Limited's principal business is to advance healthcare. It is the sole member of 1Globe Capital LLC.

(d)-(e) Criminal and Civil Proceedings During the last five years: None

(f) Place of Organization: Hong Kong

Item 4. Purpose of Transaction

With respect to each reporting person, the Original Statement is incorporated herein by reference.

Pursuant to that certain Share Purchase Agreement, dated as of November 24, 2020, between CDH Utopia Limited, a company incorporated and existing under the laws of the Cayman Islands (the "Purchaser") and 1Globe Biomedical (Hong Kong) Company Limited (the "SPA"), 1Globe Biomedical (Hong Kong) Company Limited and the Purchaser shall use their reasonable best efforts to procure a person nominated by 1Globe Biomedical (Hong Kong) Company Limited and a person nominated by the Purchaser be appointed or elected as members of the board of directors of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended with respect to each reporting person as follows:

(a)-(b) The information set forth on the applicable cover page hereto is incorporated herein by reference.

(c)-(d) The information set forth in Item 6 hereto is incorporated herein by reference.

(e) Not applicable.

Item 6. <u>Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer</u>

        Pursuant to (i) the SPA and (ii) that certain Letter Agreement, dated as of November 24, 2020, between the Purchaser, CDH Investment Advisory Private Limited and 1Globe Biomedical (Hong Kong) Company Limited (the "Letter Agreement") as amended by that certain amendment to the Letter Agreement dated as of December 18, 2020 (the "Letter Agreement Amendment"), on December 18, 2020, 1Globe Capital LLC sold 6,000,000 Common Shares (the "Subject Shares") to the Purchaser for an aggregate purchase price of $90,000,000, or $15 per Common Share, together with the payment of the Compensation, as defined in paragraph 2 of the amended Letter Agreement. Notwithstanding anything to the contrary in the amended Letter Agreement, the parties thereto have agreed that the amount of the Compensation reflects, among other terms and conditions, (i) the total costs and expenses that have been incurred and are estimated to be incurred by 1Globe Biomedical (Hong Kong) Company Limited and its affiliates in connection with the legal proceedings among 1Globe Capital and its affiliates on the one hand and the Issuer on the other hand, through the final resolution of such proceedings, and (ii) 1Globe Biomedical (Hong Kong) Company Limited's guarantee against the risk of loss from the Purchaser's acquisition of the Subject Shares under certain mutually agreed conditions. 1Globe Biomedical (Hong Kong) Company Limited will have shared voting rights with the Purchaser in the Subject Shares and has the right to direct the vote of 70% of the Subject Shares held by the Purchaser from time to time if a consensus cannot be reached. Subject to the foregoing, the exhibits filed in response to Item 7 are incorporated herein by reference.

Item 7. <u>Material to be Filed as Exhibits</u>

        Item 7 is hereby amended to add the following exhibits:

        99.1 The SPA

        99.2 The Letter Agreement

        99.3 The Letter Agreement Amendment

<p align="center">[signature page follows]</p>

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 18, 2020

1Globe Capital LLC

By: **/s/ Linda Li**
Name: Linda Li
Title: Managing Director

1Globe Biomedical (Hong Kong) Company Limited

By: **/s/ Linda Li**
Name: Linda Li
Title: Director

Exhibit 5

4/8/25, 7:23 PM   Case 1:25-cv-10914-MJJ   Document 42 Filed 07/25/25   Page 48 of 76
p48161sc13g.htm
SC 13G 1 p48161sc13g.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

SINOVAC BIOTECH LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

P8696W104

(CUSIP Number)

March 31 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. P8696W104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chiang Li Family			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)			(a) ☐ (b) ☐
3	SEC USE ONLY			
4	CITIZENSHIP OR PLACE OF ORGANIZATION China			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	**5**	SOLE VOTING POWER 3,459,763		
	6	SHARED VOTING POWER		
	7	SOLE DISPOSITIVE POWER 3,459,763		
	8	SHARED DISPOSITIVE POWER		
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,459,763			
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)			
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.08%			
12	TYPE OF REPORTING PERSON (see instructions) IN			

Page 2 of 6 pages

Item 1(a).   Name of Issuer:

Sinovac Biotech Ltd.

Item 1(b).   Address of Issuer's Principal Executive Offices:

39 Shangdi Xi Road, Haidian District, Beijing, 100085, China,

Item 2(a).   Name of Person Filing:

Li Chiang Family

Item 2(b).   Address of Principal Business Office or, if none, Residence:

8 MUSEUM WAY
CAMBRIDGE, MA 02141-1889
UNITED STATES

Item 2(c).   Citizenship:

Chinese

Item 2(d).   Title of Class of Securities:

Common Stock

Item 2(e).   CUSIP Number: P8696W104

Page 3 of 6 pages

Item 3.   **If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:**

    (a) ☐   Broker or dealer registered under Section 15 of the Act;

    (b) ☐   Bank as defined in Section 3(a)(6) of the Act;

    (c) ☐   Insurance company as defined in Section 3(a)(19) of the Act;

    (d) ☐   Investment company registered under Section 8 of the Investment Company Act of 1940;

    (e) ☐   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

    (f) ☐   An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g) ☐   A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

    (h) ☐   A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) ☐   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

    (j) ☐   A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

    (k) ☐   Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount Beneficially Owned: 3,459,763

(b)   Percent of Class: 6.08%

(c)   Number of shares as to which such person has:

    (i)   sole power to vote or to direct the vote: 3,459,763

    (ii)   shared power to vote or to direct the vote:

    (iii)   sole power to dispose or to direct the disposition of: 3,459,763

    (iv)   shared power to dispose or to direct the disposition of:

Page 4 of 6 pages

Item 5.   **Ownership of Five Percent or Less of a Class.**

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.   **Ownership of More than Five Percent on Behalf of Another Person.**

        Not applicable.

Item 7.   **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.**

        Not applicable.

Item 8.   **Identification and Classification of Members of the Group.**

        Not applicable.

Item 9.   **Notice of Dissolution of Group.**

        Not applicable.

Item 10.   **Certification.**

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 31 2016
Date

/s/ Chiang Li Family
Signature

Owner
Name/Title


Page 6 of 6 pages

Exhibit 6

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

SINOVAC BIOTECH LTD

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

P8696W104

(CUSIP Number)

1Globe Capital LLC
One International Place, 44th Fl,
Boston, MA, 02110
617-649-1157

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

06/27/2025

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	P8696W104

1	**Name of reporting person** 1Globe Capital LLC
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☑ (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** WC
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐
6	**Citizenship or place of organization** DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 6,812,855.00
	8	**Shared Voting Power** 11,702,460.00
	9	**Sole Dispositive Power** 6,812,855.00
	10	**Shared Dispositive Power** 11,702,460.00

11	**Aggregate amount beneficially owned by each reporting person** 18,515,315.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐
13	**Percent of class represented by amount in Row (11)** 32.3 %

14	Type of Reporting Person (See Instructions) OO

| Comment for Type of Reporting Person: | Comment for Type of Reporting Person: This Amendment No. 4 to Schedule 13D, or this Amendment, is being filed by 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited (each referred to herein as a reporting person, or together, referred to herein as the reporting persons) relating to the common shares, par value $0.001 per share, or the Common Shares, of Sinovac Biotech Ltd., the Issuer, a corporation organized under the laws of Antigua and Barbuda. This Amendment amends and supplements the statement on Schedule 13D (as amended, referred to herein as the Schedule 13D) originally filed with the U.S. Securities and Exchange Commission, or the SEC, on July 7, 2017 and amended by Amendment No. 1 filed on March 26, 2018, Amendment No. 2 filed on March 19, 2019 and Amendment No. 3 filed on December 21, 2020 by 1Globe Capital LLC. Only those items in the Original Statement amended and supplemented by this Amendment are reported herein.

The Subject Shares (as defined in the Schedule 13D) reported to be held by CDH Utopia Limited in this Schedule 13D include 3,459,763 Common Shares previously held by Chiang Li Family reported in the Schedule 13G filed on April 11, 2016. Those shares dropped below the 5% reporting threshold in 2018 and 2019 due to the changes in the total shares outstanding of the Issuer and were subsequently acquired by 1Globe Biomedical (Hong Kong) Company Limited and immediately sold to CDH Utopia Limited as reported in the Amendment No. 3 filed on December 21, 2020 by 1Globe Capital LLC.

Percentage of ownership in row 13 is calculated based on 57,281,861 shares outstanding as of December 31, 2017, as reported in the 2018 20-F. As described in Item 4 of this Schedule 13D, the issuance by the Issuer of the Exchange Shares (as defined in the 2019 20-F) and the Disputed PIPE (as defined in this Schedule 13D), among other things, are the subject of ongoing litigation, and therefore the shares outstanding does not include shares purportedly issued after May 2018. |

SCHEDULE 13D

CUSIP No.	P8696W104

1	Name of reporting person 1Globe Biomedical (Hong Kong) Company Limited
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☑ (b)
3	SEC use only
4	Source of funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

7/23/25, 1:17 PM
Case 1:25-cv-10914-MJJ   Document 42   Filed 07/25/25   Page 58 of 76
sec.gov/Archives/edgar/data/1084201/000121465925009866/xslSCHEDULE_13D_X01/primary_doc.xml

6	Citizenship or place of organization		
	HONG KONG		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power	
		6,812,815.00	
	8	Shared Voting Power	
		11,702,460.00	
	9	Sole Dispositive Power	
		6,812,815.00	
	10	Shared Dispositive Power	
		11,702,460.00	
11	Aggregate amount beneficially owned by each reporting person		
	18,515,315.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)		
	☐		
13	Percent of class represented by amount in Row (11)		
	32.3 %		
14	Type of Reporting Person (See Instructions)		
	OO		

Comment for Type of Reporting Person: Comment for Type of Reporting Person: This Amendment No. 4 to Schedule 13D, or this Amendment, is being filed by 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited (each referred to herein as a reporting person, or together, referred to herein as the reporting persons) relating to the common shares, par value $0.001 per share, or the Common Shares, of Sinovac Biotech Ltd., the Issuer, a corporation organized under the laws of Antigua and Barbuda. This Amendment amends and supplements the statement on Schedule 13D (as amended, referred to herein as the Schedule 13D) originally filed with the U.S. Securities and Exchange Commission, or the SEC, on July 7, 2017 and amended by Amendment No. 1 filed on March 26, 2018, Amendment No. 2 filed on March 19, 2019 and Amendment No. 3 filed on December 21, 2020 by 1Globe Capital LLC. Only those items in the Original Statement amended and supplemented by this Amendment are reported herein.

The Subject Shares (as defined in the Schedule 13D) reported to be held by CDH Utopia Limited in this Schedule 13D include 3,459,763 Common Shares previously held by Chiang Li Family reported in the Schedule 13G filed on April 11, 2016. Those shares dropped below the 5% reporting threshold in 2018 and 2019 due to the changes in the total shares outstanding of the Issuer and were subsequently acquired by 1Globe Biomedical (Hong Kong) Company Limited and immediately sold to CDH Utopia Limited as reported in the Amendment No. 3 filed on December 21, 2020 by 1Globe Capital LLC.

Percentage of ownership in row 13 is calculated based on 57,281,861 shares outstanding as of December 31, 2017, as reported in the Issuer's Form 20-F filed with the U. S. Securities and Exchange Commission, or the SEC, on May 11, 2018 (referred herein as the 2018 20-F). As described in Item 4, the issuance by the Issuer of the Exchange Shares (as defined in the Issuer's Form 20-F filed with the SEC on April 29, 2019 (referred herein as 2019 20-F)) and the Disputed PIPE (as defined in this Schedule 13D), among other things, are the subject of ongoing litigation, and therefore the shares outstanding does not include shares purportedly issued after May 2018.

SCHEDULE 13D

Item 1.	**Security and Issuer**	
(a)	**Title of Class of Securities:**	
	Common Shares, par value $0.001 per share	
(b)	**Name of Issuer:**	
	SINOVAC BIOTECH LTD	
(c)	**Address of Issuer's Principal Executive Offices:**	
	NO. 39 SHANGDI XI ROAD, HAIDIAN DISTRICT, BEIJING, CHINA , 100085.	
Item 4.	**Purpose of Transaction**	

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 27, 2025, Dr. Chiang Li, the chairman of 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited, voted 6,812,855 Common Shares of the Issuer against both proposals described in the proxy statement filed with the U.S. Securities and Exchange Commission on June 18, 2025 relating to the Special Meeting of the Issuer's shareholders to be held on July 8, 2025 (Special Meeting). Dr. Li is currently Chairman of the board of directors of the Issuer (the Board). The first proposal (proposal 1) in the proxy statement seeks to remove the current Board members other than Dr. Li. The second proposal (proposal 2) seeks to replace the current Board members with a slate of new directors in the event the first proposal succeeds. Dr. Li is listed in the second proposal as a member of the slate of directors nominated by SAIF, the Issuer's shareholder that called the Special Meeting. There was no communication between SAIF and Dr. Li before Dr. Li was formally nominated. In subsequent communications, SAIF informed Dr. Li of his inclusion on the alternative slate of directors of proposal 2 and asked whether Dr. Li would serve if elected as part of the slate. Dr. Li stated that he would continue to serve on the Board in the event the shareholders voted for both proposals at the Special Meeting. Dr. Li also made it clear that he would vote against both proposals at the Special Meeting in support of the current Board.

On June 27, 2025, 1Globe Biomedical (Hong Kong) Company Limited instructed CDH Utopia Limited to vote 4,200,000 of the Subject Shares (as defined in the Schedule 13D) held by CDH Utopia Limited for which 1Globe Biomedical (Hong Kong) Company Limited possesses voting rights "AGAINST" proposal 1 and "AGAINST" proposal 2 on the white proxy card issued by the current Board.

On June 27, 2025, Dr. Li asked related parties of the reporting persons which hold 5,702,460 Common Shares to votes all shares "AGAINST" proposal 1 and "AGAINST" proposal 2 on the white proxy card issued by the current Board.

Item 5.	**Interest in Securities of the Issuer**	
(a)	Item 5 of the Schedule 13D is hereby amended and supplemented as follows:	

(a)-(b) The information set forth on the applicable cover page hereto is incorporated herein by reference. The reporting persons beneficially own an aggregate of 18,515,315 shares, or 32.3% of the Issuer's outstanding Common Shares, consisting of (i) 6,812,855 Common Shares held directly by the reporting person 1Globe Capital LLC and which may be deemed indirectly beneficially owned by 1Globe Biomedical (Hong Kong) Company Limited, the sole member of 1Globe Capital LLC, (ii) the Subject Shares (as defined in the Schedule 13D) held by CDH Utopia Limited and (iii) 5,702,460 Common Shares held by related parties of the reporting persons, which are included herein pursuant to the order issued by the SEC on Release No. 88864 in connection with administrative proceeding File No. 3-19799, but the inclusion of such shares shall not be construed as an admission that the reporting persons are the beneficial owner of such shares. The Subject Shares held by CDH Utopia Limited include 3,459,763 Common Shares previously held by Chiang Li Family reported in the Schedule 13G filed on April 11, 2016. Those shares dropped below the 5% reporting threshold in 2018 and 2019 due to the changes in the total shares outstanding of the Issuer and were subsequently acquired by 1Globe Biomedical (Hong Kong) Company Limited and immediately sold to CDH Utopia Limited as reported in the Schedule 13D amendment filed on December 21, 2020. Dr. Chiang Li may be deemed the ultimate beneficial owner of the Common Shares held by 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited, as he directly or indirectly exercises sole voting and dispositive power over such shares as chairman of each entity. 1Globe Biomedical (Hong Kong) Company Limited possesses voting rights in 70% of the Subject Shares (as defined in the Schedule 13D) as well as certain financial upside for the total 6,000,000 Common Shares which are held by CDH Utopia Limited and, in such capacities, Dr. Li may be deemed to beneficially own the shares of the company owned by such entities.

(b)   Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b)   The information set forth on the applicable cover page hereto is incorporated herein by reference. The reporting persons beneficially own an aggregate of 18,515,315 shares, or 32.3% of the Issuer's outstanding Common Shares, consisting of (i) 6,812,855 Common Shares held directly by the reporting person 1Globe Capital LLC and which may be deemed indirectly beneficially owned by 1Globe Biomedical (Hong Kong) Company Limited, the sole member of 1Globe Capital LLC, (ii) the Subject Shares (as defined in the Schedule 13D) held by CDH Utopia Limited, (iii) 5,702,460 Common Shares held by related parties of the reporting persons, which are included herein pursuant to the order issued by the SEC on Release No. 88864 in connection with administrative proceeding File No. 3-19799, but the inclusion of such shares shall not be construed as an admission that the reporting persons are the beneficial owner of such shares. The Subject Shares held by CDH Utopia Limited include 3,459,763 Common Shares previously held by Chiang Li Family reported in the Schedule 13G filed on April 11, 2016. Those shares dropped below the 5% reporting threshold in 2018 and 2019 due to the changes in the total shares outstanding of the Issuer and were subsequently acquired by 1Globe Biomedical (Hong Kong) Company Limited and immediately sold to CDH Utopia Limited as reported in the Schedule 13D amendment filed on December 21, 2020. Dr. Chiang Li may be deemed the ultimate beneficial owner of the Common Shares held by 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited, as he directly or indirectly exercises sole voting and dispositive power over such shares as chairman of each entity. 1Globe Biomedical (Hong Kong) Company Limited possesses voting rights in 70% of the Subject Shares (as defined in the Schedule 13D) as well as certain financial upside for the total 6,000,000 Common Shares which are held by CDH Utopia Limited and, in such capacities, Dr. Li may be deemed to beneficially own the shares of the company owned by such entities.

Item 6.   **Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer**

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 4 and 5 of this Amendment is incorporated by reference in its entirety into this Item 6.

Dr. Li and two senior partners of OrbiMed Advisors LLC currently serve on the Board in accordance with the Judgment issued by the Privy Council on January 16, 2025, the Privy Council's Order dated February 5, 2025, and Antiguan law. 1Globe Capital, along with OrbiMed Advisors LLC and certain OrbiMed Advisors LLC affiliates (together, referred to herein as OrbiMed), have been co-defendants in multiple lawsuits filed by certain affiliates of Vivo Capital LLC and by Advantech Capital Partners Ltd.'s affiliate Prime Success, L.P. against the Issuer, and co-plaintiffs in one action related to the Disputed PIPE (as defined in the Schedule 13D), as the Issuer's Board has sought to fulfill its fiduciary duty to implement the Privy Council's Judgment and Order, all of which information is in the public domain. There is no arrangement or agreement between 1Globe Capital and OrbiMed to acquire, hold, vote, or dispose of any of the Issuer's securities.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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1Globe Capital LLC

Signature: /s/ Chiang Li

Name/Title: Chairman

Date: 06/29/2025

1Globe Biomedical (Hong Kong) Company Limited

Signature: /s/ Chiang Li

Name/Title: Chairman

Date: 06/29/2025

Exhibit 7

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

SINOVAC BIOTECH LTD

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

P8696W104

(CUSIP Number)

1Globe Capital LLC
One International Place, 44th Fl,
Boston, MA, 02110
617-649-1157

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

06/27/2025

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	P8696W104

1	**Name of reporting person** 1Globe Capital LLC
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☑ (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** WC
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐
6	**Citizenship or place of organization** DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 6,812,855.00
	8	**Shared Voting Power** 11,702,460.00
	9	**Sole Dispositive Power** 6,812,855.00
	10	**Shared Dispositive Power** 11,702,460.00

11	**Aggregate amount beneficially owned by each reporting person** 18,515,315.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐
13	**Percent of class represented by amount in Row (11)** 32.3 %

| 14 | **Type of Reporting Person (See Instructions)** |
| | OO |

Comment for Type of Reporting Person:	Comment for Type of Reporting Person: This Amendment No. 4 to Schedule 13D, or this Amendment, is being filed by 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited (each referred to herein as a reporting person, or together, referred to herein as the reporting persons) relating to the common shares, par value $0.001 per share, or the Common Shares, of Sinovac Biotech Ltd., the Issuer, a corporation organized under the laws of Antigua and Barbuda. This Amendment amends and supplements the statement on Schedule 13D (as amended, referred to herein as the Schedule 13D) originally filed with the U.S. Securities and Exchange Commission, or the SEC, on July 7, 2017 and amended by Amendment No. 1 filed on March 26, 2018, Amendment No. 2 filed on March 19, 2019 and Amendment No. 3 filed on December 21, 2020 by 1Globe Capital LLC. Only those items in the Original Statement amended and supplemented by this Amendment are reported herein.
	The Subject Shares (as defined in the Schedule 13D) reported to be held by CDH Utopia Limited in this Schedule 13D include 3,459,763 Common Shares previously held by Chiang Li Family reported in the Schedule 13G filed on April 11, 2016. Those shares dropped below the 5% reporting threshold in 2018 and 2019 due to the changes in the total shares outstanding of the Issuer and were subsequently acquired by 1Globe Biomedical (Hong Kong) Company Limited and immediately sold to CDH Utopia Limited as reported in the Amendment No. 3 filed on December 21, 2020 by 1Globe Capital LLC.
	Percentage of ownership in row 13 is calculated based on 57,281,861 shares outstanding as of December 31, 2017, as reported in the 2018 20-F. As described in Item 4 of this Schedule 13D, the issuance by the Issuer of the Exchange Shares (as defined in the 2019 20-F) and the Disputed PIPE (as defined in this Schedule 13D), among other things, are the subject of ongoing litigation, and therefore the shares outstanding does not include shares purportedly issued after May 2018.

SCHEDULE 13D

| **CUSIP No.** | P8696W104 |

1	**Name of reporting person**
	1Globe Biomedical (Hong Kong) Company Limited
2	**Check the appropriate box if a member of a Group (See Instructions)**
	☐ (a)
	☑ (b)
3	**SEC use only**
4	**Source of funds (See Instructions)**
	WC
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)**
	☐

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6	Citizenship or place of organization HONG KONG		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 6,812,855.00	
	8	Shared Voting Power 11,702,460.00	
	9	Sole Dispositive Power 6,812,855.00	
	10	Shared Dispositive Power 11,702,460.00	
11	Aggregate amount beneficially owned by each reporting person 18,515,315.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐		
13	Percent of class represented by amount in Row (11) 32.3 %		
14	Type of Reporting Person (See Instructions) OO		

Comment for Type of Reporting Person:	Comment for Type of Reporting Person: This Amendment No. 4 to Schedule 13D, or this Amendment, is being filed by 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited (each referred to herein as a reporting person, or together, referred to herein as the reporting persons) relating to the common shares, par value $0.001 per share, or the Common Shares, of Sinovac Biotech Ltd., the Issuer, a corporation organized under the laws of Antigua and Barbuda. This Amendment amends and supplements the statement on Schedule 13D (as amended, referred to herein as the Schedule 13D) originally filed with the U.S. Securities and Exchange Commission, or the SEC, on July 7, 2017 and amended by Amendment No. 1 filed on March 26, 2018, Amendment No. 2 filed on March 19, 2019 and Amendment No. 3 filed on December 21, 2020 by 1Globe Capital LLC. Only those items in the Original Statement amended and supplemented by this Amendment are reported herein. The Subject Shares (as defined in the Schedule 13D) reported to be held by CDH Utopia Limited in this Schedule 13D include 3,459,763 Common Shares previously held by Chiang Li Family reported in the Schedule 13G filed on April 11, 2016. Those shares dropped below the 5% reporting threshold in 2018 and 2019 due to the changes in the total shares outstanding of the Issuer and were subsequently acquired by 1Globe Biomedical (Hong Kong) Company Limited and immediately sold to CDH Utopia Limited as reported in the Amendment No. 3 filed on December 21, 2020 by 1Globe Capital LLC. Percentage of ownership in row 13 is calculated based on 57,281,861 shares outstanding as of December 31, 2017, as reported in the Issuer's Form 20-F filed with the U. S. Securities and Exchange Commission, or the SEC, on May 11, 2018 (referred herein as the 2018 20-F). As described in Item 4, the issuance by the Issuer of the Exchange Shares (as

defined in the Issuer's Form 20-F filed with the SEC on April 29, 2019 (referred herein as 2019 20-F)) and the Disputed PIPE (as defined in this Schedule 13D), among other things, are the subject of ongoing litigation, and therefore the shares outstanding does not include shares purportedly issued after May 2018.

SCHEDULE 13D

Item 1.	Security and Issuer

(a)   **Title of Class of Securities:**

Common Shares, par value $0.001 per share

(b)   **Name of Issuer:**

SINOVAC BIOTECH LTD

(c)   **Address of Issuer's Principal Executive Offices:**

NO. 39 SHANGDI XI ROAD, HAIDIAN DISTRICT, BEIJING, CHINA , 100085.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 27, 2025, Dr. Chiang Li, the chairman of 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited, voted 6,812,855 Common Shares of the Issuer against both proposals described in the proxy statement filed with the U.S. Securities and Exchange Commission on June 18, 2025 relating to the Special Meeting of the Issuer's shareholders to be held on July 8, 2025 (Special Meeting). Dr. Li is currently Chairman of the board of directors of the Issuer (the Board). The first proposal (proposal 1) in the proxy statement seeks to remove the current Board members other than Dr. Li. The second proposal (proposal 2) seeks to replace the current Board members with a slate of new directors in the event the first proposal succeeds. Dr. Li is listed in the second proposal as a member of the slate of directors nominated by SAIF, the Issuer's shareholder that called the Special Meeting. There was no communication between SAIF and Dr. Li before Dr. Li was formally nominated. In subsequent communications, SAIF informed Dr. Li of his inclusion on the alternative slate of directors of proposal 2 and asked whether Dr. Li would serve if elected as part of the slate. Dr. Li stated that he would continue to serve on the Board in the event the shareholders voted for both proposals at the Special Meeting. Dr. Li also made it clear that he would vote against both proposals at the Special Meeting in support of the current Board.

On June 27, 2025, 1Globe Biomedical (Hong Kong) Company Limited instructed CDH Utopia Limited to vote 4,200,000 of the Subject Shares (as defined in the Schedule 13D) held by CDH Utopia Limited for which 1Globe Biomedical (Hong Kong) Company Limited possesses voting rights "AGAINST" proposal 1 and "AGAINST" proposal 2 on the white proxy card issued by the current Board.

On June 27, 2025, Dr. Li asked related parties of the reporting persons which hold 5,702,460 Common Shares to votes all shares "AGAINST" proposal 1 and "AGAINST" proposal 2 on the white proxy card issued by the current Board.

Item 5.	Interest in Securities of the Issuer

(a)   Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b)   The information set forth on the applicable cover page hereto is incorporated herein by reference. The reporting persons beneficially own an aggregate of 18,515,315 shares, or 32.3% of the Issuer's outstanding Common Shares, consisting of (i) 6,812,855 Common Shares held directly by the reporting person 1Globe Capital LLC and which may be deemed indirectly beneficially owned by 1Globe Biomedical (Hong Kong) Company Limited, the sole member of 1Globe Capital LLC, (ii)

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the Subject Shares (as defined in the Schedule 13D) held by CDH Utopia Limited and (iii) 5,702,460 Common Shares held by related parties of the reporting persons, which are included herein pursuant to the order issued by the SEC on Release No. 88864 in connection with administrative proceeding File No. 3-19799, but the inclusion of such shares shall not be construed as an admission that the reporting persons are the beneficial owner of such shares. The Subject Shares held by CDH Utopia Limited include 3,459,763 Common Shares previously held by Chiang Li Family reported in the Schedule 13G filed on April 11, 2016. Those shares dropped below the 5% reporting threshold in 2018 and 2019 due to the changes in the total shares outstanding of the Issuer and were subsequently acquired by 1Globe Biomedical (Hong Kong) Company Limited and immediately sold to CDH Utopia Limited as reported in the Schedule 13D amendment filed on December 21, 2020. Dr. Chiang Li may be deemed the ultimate beneficial owner of the Common Shares held by 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited, as he directly or indirectly exercises sole voting and dispositive power over such shares as chairman of each entity. 1Globe Biomedical (Hong Kong) Company Limited possesses voting rights in 70% of the Subject Shares (as defined in the Schedule 13D) as well as certain financial upside for the total 6,000,000 Common Shares which are held by CDH Utopia Limited and, in such capacities, Dr. Li may be deemed to beneficially own the shares of the company owned by such entities.

(b)　　Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b)　The information set forth on the applicable cover page hereto is incorporated herein by reference. The reporting persons beneficially own an aggregate of 18,515,315 shares, or 32.3% of the Issuer's outstanding Common Shares, consisting of (i) 6,812,855 Common Shares held directly by the reporting person 1Globe Capital LLC and which may be deemed indirectly beneficially owned by 1Globe Biomedical (Hong Kong) Company Limited, the sole member of 1Globe Capital LLC, (ii) the Subject Shares (as defined in the Schedule 13D) held by CDH Utopia Limited, (iii) 5,702,460 Common Shares held by related parties of the reporting persons, which are included herein pursuant to the order issued by the SEC on Release No. 88864 in connection with administrative proceeding File No. 3-19799, but the inclusion of such shares shall not be construed as an admission that the reporting persons are the beneficial owner of such shares. The Subject Shares held by CDH Utopia Limited include 3,459,763 Common Shares previously held by Chiang Li Family reported in the Schedule 13G filed on April 11, 2016. Those shares dropped below the 5% reporting threshold in 2018 and 2019 due to the changes in the total shares outstanding of the Issuer and were subsequently acquired by 1Globe Biomedical (Hong Kong) Company Limited and immediately sold to CDH Utopia Limited as reported in the Schedule 13D amendment filed on December 21, 2020. Dr. Chiang Li may be deemed the ultimate beneficial owner of the Common Shares held by 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited, as he directly or indirectly exercises sole voting and dispositive power over such shares as chairman of each entity. 1Globe Biomedical (Hong Kong) Company Limited possesses voting rights in 70% of the Subject Shares (as defined in the Schedule 13D) as well as certain financial upside for the total 6,000,000 Common Shares which are held by CDH Utopia Limited and, in such capacities, Dr. Li may be deemed to beneficially own the shares of the company owned by such entities.

Item 6.　**Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer**

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 4 and 5 of this Amendment is incorporated by reference in its entirety into this Item 6.

Dr. Li and two senior partners of OrbiMed Advisors LLC currently serve on the Board in accordance with the Judgment issued by the Privy Council on January 16, 2025, the Privy Council's Order dated February 5, 2025, and Antiguan law. 1Globe Capital, along with OrbiMed Advisors LLC and certain OrbiMed Advisors LLC affiliates (together, referred to herein as OrbiMed), have been co-defendants in multiple lawsuits filed by certain affiliates of Vivo Capital LLC and by Advantech Capital Partners Ltd.'s affiliate Prime Success, L.P. against the Issuer, and co-plaintiffs in one action related to the Disputed PIPE (as defined in the Schedule 13D), as the Issuer's Board has sought to fulfill its fiduciary duty to implement the Privy Council's Judgment and Order, all of which information is in the public domain. There is no arrangement or agreement between 1Globe Capital and OrbiMed to acquire, hold, vote, or dispose of any of the Issuer's securities.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1Globe Capital LLC

Signature: **/s/ Chiang Li**
Name/Title: **Chairman**
Date: **07/01/2025**

1Globe Biomedical (Hong Kong) Company Limited

Signature: **/s/ Chiang Li**
Name/Title: **Chairman**
Date: **07/01/2025**

Exhibit 8

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

SINOVAC BIOTECH LTD

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

P8696W104

(CUSIP Number)

**1Globe Capital LLC
One International Place, 44th Fl,
Boston, MA, 02110
617-649-1157**

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

07/07/2025

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	P8696W104

1	**Name of reporting person** 1Globe Capital LLC
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☑ (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** WC
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐
6	**Citizenship or place of organization** DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 6,812,855.00
	8	**Shared Voting Power** 11,702,460.00
	9	**Sole Dispositive Power** 6,812,855.00
	10	**Shared Dispositive Power** 11,702,460.00

11	**Aggregate amount beneficially owned by each reporting person** 18,515,315.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐
13	**Percent of class represented by amount in Row (11)** 32.3 %

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14	**Type of Reporting Person (See Instructions)** OO

Comment for Type of Reporting Person:	Comment for Type of Reporting Person: This Amendment No. 6 to Schedule 13D, or this Amendment, is being filed by 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited (each referred to herein as a reporting person, or together, referred to herein as the reporting persons) relating to the common shares, par value $0.001 per share, or the Common Shares, of Sinovac Biotech Ltd., the Issuer, a corporation organized under the laws of Antigua and Barbuda. This Amendment amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission, or the SEC, on July 7, 2017 and amended by Amendment No. 1 filed on March 26, 2018, Amendment No. 2 filed on March 19, 2019, Amendment No. 3 filed on December 21, 2020 Amendment No. 4 filed on July 1, 2025 and Amendment No. 5 filed on July 3, 2025 by 1Globe Capital LLC (as amended, referred to herein as the Schedule 13D). Amendment No. 5, filed on July 3, 2025, was intended to: (i) correct a typographical error in the number of shares reported as beneficially owned with sole voting power by 1Globe Biomedical (Hong Kong) Company Limited on the cover page of Amendment No. 4 and (ii) supplement the disclosures in items 4 and 6 of the Schedule 13D. However, while Amendment No. 5 did include the corrected cover page, the body of the filing inadvertently repeated some of the disclosures from Amendment No. 4 and omitted the intended updates to Items 4 and 6. This Amendment No. 6 corrects that oversight and sets forth the disclosures that were intended to be included in Amendment No. 5. Percentage of ownership in row 13 is calculated based on 57,281,861 shares outstanding as of December 31, 2017, as reported in the 2018 20-F. As described in Item 4 of this Schedule 13D, the issuance by the Issuer of the Exchange Shares (as defined in the 2019 20-F) and the Disputed PIPE (as defined in this Schedule 13D), among other things, are the subject of ongoing litigation, and therefore the shares outstanding does not include shares purportedly issued after May 2018.

SCHEDULE 13D

CUSIP No.	P8696W104

1	**Name of reporting person** 1Globe Biomedical (Hong Kong) Company Limited
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☑ (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** WC
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐

6	Citizenship or place of organization		
	HONG KONG		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power**	
		6,812,855.00	
	8	**Shared Voting Power**	
		11,702,460.00	
	9	**Sole Dispositive Power**	
		6,812,855.00	
	10	**Shared Dispositive Power**	
		11,702,460.00	

11	Aggregate amount beneficially owned by each reporting person
	18,515,315.00
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)
	☐
13	Percent of class represented by amount in Row (11)
	32.3 %
14	Type of Reporting Person (See Instructions)
	OO

| Comment for Type of Reporting Person: | Comment for Type of Reporting Person: This Amendment No. 6 to Schedule 13D, or this Amendment, is being filed by 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited (each referred to herein as a reporting person, or together, referred to herein as the reporting persons) relating to the common shares, par value $0.001 per share, or the Common Shares, of Sinovac Biotech Ltd., the Issuer, a corporation organized under the laws of Antigua and Barbuda. This Amendment amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission, or the SEC, on July 7, 2017 and amended by Amendment No. 1 filed on March 26, 2018, Amendment No. 2 filed on March 19, 2019, Amendment No. 3 filed on December 21, 2020, Amendment No. 4 filed on July 1, 2025 and Amendment No. 5 filed on July 3, 2025 by 1Globe Capital LLC (as amended, referred to herein as the Schedule 13D). Amendment No. 5, filed on July 3, 2025, was intended to: (i) correct a typographical error in the number of shares reported as beneficially owned with sole voting power by 1Globe Biomedical (Hong Kong) Company Limited on the cover page of Amendment No. 4 and (ii) supplement the disclosures in items 4 and 6 of the Schedule 13D. However, while Amendment No. 5 did include the corrected cover page, the body of the filing inadvertently repeated some of the disclosures from Amendment No. 4 and omitted the intended updates to Items 4 and 6. This Amendment No. 6 corrects that oversight and sets forth the disclosures that were intended to be included in Amendment No. 5. |
| | Percentage of ownership in row 13 is calculated based on 57,281,861 shares outstanding as of December 31, 2017, as reported in the Issuer's Form 20-F filed with the U. S. Securities and Exchange Commission, or the SEC, on May 11, 2018 (referred herein as the 2018 20-F). As described in Item 4, the issuance by the Issuer of the Exchange Shares (as defined in the Issuer's Form 20-F filed with the SEC on April 29, 2019 (referred herein as |

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2019 20-F)) and the Disputed PIPE (as defined in this Schedule 13D), among other things, are the subject of ongoing litigation, and therefore the shares outstanding does not include shares purportedly issued after May 2018.

SCHEDULE 13D

Item 1.   **Security and Issuer**

(a)   **Title of Class of Securities:**

Common Shares, par value $0.001 per share

(b)   **Name of Issuer:**

SINOVAC BIOTECH LTD

(c)   **Address of Issuer's Principal Executive Offices:**

NO. 39 SHANGDI XI ROAD, HAIDIAN DISTRICT, BEIJING, CHINA , 100085.

Item 4.   **Purpose of Transaction**

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 14, 2025, as part of the lawfare against and harassment of the current Board installed by the Privy Council's Order and per Antiguan law following the non-appealable ruling by the Privy Council, a purported shareholder in this Issuer, Vivo Capital Surplus Fund VIII, L.P., or Vivo, filed a civil action in the U.S. District Court for the District of Massachusetts against 1Globe Capital LLC and Jiaqiang Li. See Vivo Capital Surplus Fund VIII, L.P. v. 1Globe Capital LLC and JiaQiang Li, Civil Action No. 25-10914 (D. Mass.).

This action mirrors the 2018 lawsuit filed by the same former management buyout group against the same defendants in Massachusetts, which was dismissed. The same plaintiff group has filed other actions in the U.S. District Court for the Southern District of New York and in the Hong Kong High Court against 1Globe Capital LLC and others, and their requests for preliminary relief have been uniformly dismissed.

In this new action, the plaintiff alleges a disclosure violation claim under Section 13(d) of the Securities Exchange Act of 1934, alleging that Defendants failed to disclose: (1) any information relating to Li, including that he is not a passive investor; (2) 1Globe Capital LLC and Li's aggregate beneficial ownership of Issuer stock; (3) the formation of an alleged group among 1Globe Capital LLC, Li, OrbiMed, and others; (4) a description, in Item 4 of Schedule 13D, of their plans and proposals regarding the Issuer; and (5) a description, in Item 6 of Schedule 13D, of their arrangements, understandings or relationships with others with respect to shares of the Issuer.

1Globe Capital LLC and Li intend to vigorously defend against these Plaintiff's claim, which they contend are not supported by evidence and include falsified stories. The allegations discussed above and numbered (1), (2), (4) and (5) related to an SEC investigation in 2018 and were included in the settlement between the SEC and 1Globe Capital LLC and Li, where 1Globe Capital LLC and Li neither admitted nor denied findings and which were resolved five years ago in May 2020. That settlement was referenced in Amendment No. 3 to Schedule 13D filed on December 21, 2020.

On June 30, 2025, the District Court denied Vivo "relief relating to governance outcomes and shareholder votes." In addition, the District Court granted, in part, its petition for preliminary relief, requiring, among other things, updated Schedule 13D disclosures. In response, 1Globe Capital LLC promptly filed Amendment No. 4, which, among other things, disclosed that, on June 27, 2025, the reporting persons started the process of casting their votes for the Special Meeting of the Issuer's shareholders to be held on July 8, 2025.

1Globe Capital LLC and Li plan to file a motion to dismiss and motion to dissolve. 1Globe Capital

LLC will move to dismiss the Section 13(d) claim at the outset of the proceedings on the grounds that it has been pre-empted or rendered moot by Amendment No. 4 and subsequent amendments.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment is incorporated by reference in its entirety into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1Globe Capital LLC

Signature:	**/s/ Chiang Li**
Name/Title:	**Chairman**
Date:	**07/07/2025**

1Globe Biomedical (Hong Kong) Company Limited

Signature:	**/s/ Chiang Li**
Name/Title:	**Chairman**
Date:	**07/07/2025**